SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to §240.13d-1(b), (c) and (d) and Amendments
Thereto Filed Pursuant to §240.13d-2.
Under the Securities Exchange Act of 1934
(Amendment No.    5   )*
Alabama Aircraft Industries, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
706444106

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	706444106	13G	Page	2	of	8 Pages

1	NAMES OF REPORTING PERSONS Clarium L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bermuda

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		401,697

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		401,697

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	401,697

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	9.7%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) The percentages used herein are based on 4,128,950 shares of common stock outstanding as of November 10, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2008.

CUSIP No.	706444106	13G	Page	3	of	8 Pages

1	NAMES OF REPORTING PERSONS Clarium Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		413,760 (2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		413,760 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	413,760

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	10.0%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA
(2) 401,697 shares solely in its capacity as the investment adviser to Clarium L.P. and 12,063 shares solely in its capacity as the investment adviser to certain other managed accounts.

CUSIP No.	706444106	13G	Page	4	of	8 Pages

1	NAMES OF REPORTING PERSONS Peter Thiel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		413,760 (3)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		413,760 (3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	413,760

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	10.0%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(3) Solely in his capacity as the managing member of Clarium Capital Management, LLC.

CUSIP No.	706444106	13G	Page	5	of	8 Pages
This Amendment No. 5 amends and restates in its entirety the Schedule 13G, Amendment No. 4 filed by Clarium L.P. and Clarium Capital Management, LLC on February 13, 2007.
Item 1(a). Name of Issuer:
Alabama Aircraft Industries, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
1943 North 50th Street
Birmingham, Alabama 35212
Item 2(a). Name of Person Filing:
This statement is filed by:
(i)	Clarium L.P., a Bermuda exempted limited partnership, which directly owns 401,697 of the shares described herein;

(ii)	Clarium Capital Management, LLC, a Delaware limited liability company, as the investment adviser to Clarium L.P. and certain other managed accounts; and

(iii)	Peter Thiel, an individual, as the managing member of Clarium Capital Management, LLC.
The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
The Reporting Persons have entered into a Joint Filing Agreement dated February 13, 2009, a copy of which is filed herewith as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Item 2(b). Address of Principal Business Office or, if none, Residence:
(i)	Clarium L.P., 7 Reid Street, 2nd Floor, Hamilton HM 11, Bermuda.

(ii)	Clarium Capital Management, LLC, 1114 Avenue of the Americas, 29th Floor, New York, NY 10036.

(iii)	Peter Thiel, c/o Clarium Capital Management, LLC, 1114 Avenue of the Americas, 29th Floor, New York, NY 10036.
Item 2(c). Citizenship:
Clarium L.P. is an exempted limited partnership organized under the laws of Bermuda. Clarium Capital Management, LLC is a limited liability company organized under the laws of the State of Delaware. Peter Thiel is an individual who is a citizen of the United States of America.
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.0001 per share (the “Common Stock”).

CUSIP No.	706444106	13G	Page	6	of	8 Pages
Item 2(e). CUSIP Number:
706444106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities the issuer identified in Item 1.
A.	Clarium L.P.:
(a)	Amount beneficially owned: 401,697

(b)	Percent of class: 9.7%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 401,697

(iii)	Sole power to dispose or direct the disposition of: 0

(iv)	Shared power to dispose or direct the disposition of: 401,697
B.	Clarium Capital Management, LLC:
(a)	Amount beneficially owned: 413,760

(b)	Percent of class: 10.0%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 413,760

(iii)	Sole power to dispose or direct the disposition of: 0

(iv)	Shared power to dispose or direct the disposition of: 413,760
C.	Peter Thiel:
(a)	Amount beneficially owned: 413,760

(b)	Percent of class: 10.0%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 413,760

(iii)	Sole power to dispose or direct the disposition of: 0

(iv)	Shared power to dispose or direct the disposition of: 413,760
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

CUSIP No.	706444106	13G	Page	7	of	8 Pages
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications.
Each of the Reporting Persons hereby makes the following certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	706444106	13G	Page	8	of	8 Pages
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009	CLARIUM L.P. By: Clarium Capital Management, LLC, its general partner
	By:	/s/ Peter Thiel
		Name:	Peter Thiel
		Title:	Authorized Signatory

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009	CLARIUM CAPITAL MANAGEMENT, LLC
	By:	/s/ Peter Thiel
		Name:	Peter Thiel
		Title:	Authorized Signatory

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009	By:	/s/ Peter Thiel
Peter Thiel

EXHIBIT INDEX

Exhibit Number	Exhibit

1	Joint Filing Agreement, dated February 13, 2009, by and among Clarium L.P., Clarium Capital Management, LLC and Peter Thiel.

Exhibit 1
JOINT FILING AGREEMENT
This JOINT FILING AGREEMENT, dated as of February 13, 2009, is entered into by and among Clarium L.P., Clarium Capital Management, LLC and Peter Thiel. Each of the above are collectively referred to herein as the “Parties” and each individually as a “Party.” Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the Parties hereby acknowledge and agree that this Schedule 13G is filed on behalf of each such Party and that all subsequent amendments to the Statement on Schedule 13G shall be filed on behalf of each of the Parties without the necessity of executing or filing additional joint filing agreements. The Parties hereby acknowledge that each Party shall be responsible for timely filing of such amendments, and for the completeness and accuracy of the information concerning such Party contained therein, but shall not be responsible for such filing or the completeness and accuracy of the information set forth in any filing concerning any other Party, except to the extent that such Party knows or has reason to believe that such information is inaccurate.
[Signature page follows]

     IN WITNESS WHEREOF, the Parties hereto have executed this Joint Filing Agreement as of the day and year first above written.

CLARIUM L.P. By: Clarium Capital Management, LLC, its general partner
By:	/s/ Peter Thiel
	Name:	Peter Thiel
	Title:	Authorized Signatory

CLARIUM CAPITAL MANAGEMENT, LLC
By:	/s/ Peter Thiel
	Name:	Peter Thiel
	Title:	Authorized Signatory

By:	/s/ Peter Thiel
Peter Thiel